

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2022

John Gravelle
Chief Executive Officer
Foremost Lithium Resource & Technology Ltd.
2500-700 West Georgia Street
Vancouver, British Columbia V7Y 1B3
Canada

> **Re: Foremost Lithium Resource & Technology Ltd.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-1**
> **Submitted September 16, 2022**
> **CIK No. 0001935418**

Dear John Gravelle:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted September 16, 2022

Scientific and Technical Information, page 2

1. We note that you disclose an inferred resource and related information in several sections of the filing.

    Therefore, to support these disclosures, you must file a technical report summary, and a written consent from the qualified person as exhibits to your registration statement to comply with Item 1302(b)(2) and Item 1302(b)(4)(iv) of Regulation S-K, applicable pursuant to Instruction 3 to Item 4 of Form 20-F, and Item 4(a) of Form F-1.

Please note that a technical report prepared under Canadian rules will not generally meet the technical report summary requirements in Item 1302 and Item 601(b)(96) of Regulation S-K.

2.   We note that you use definitions and terminology that do not correspond to the definitions found under Item 1300 of Regulation S-K.

For example, on page 2 you utilize the term "competent person" in referring to disclosure pertaining to the third party engineers, rather than using the term "qualified person," which is defined in Item 1301 of Regulation S-K, and on page 107, you include the definition of a "preliminary economic assessment," rather than the definition of an "initial assessment," which is also defined in Item 1301 of Regulation S-K.

Please revise your filing to incorporate the definitions and terminology found under Item 1300 of Regulation S-K.

Our Company, page 10

3.   Please label and define each of the y-axes in the graphs provided on page 10 titled "Figure 16: Price performance over the last three years (update)."

Implications of Being an Emerging Growth Company, page 18

4.   Please expand your disclosure to identify those exemptions and scaled disclosures which overlap with the ones available to you as both a foreign private issuer and an emerging growth company and to clarify the extent to which you will continue to enjoy any exemptions and scaled disclosures as a result of your status as a foreign private issuer once you no longer qualify as an emerging growth company.

Use of Proceeds, page 37

5.   We note your disclosure that $1,145,000 (US$917,321,000) from the proceeds of this offering will be used to fully repay a debt owed to a shareholder. Please disclose in this section the interest rate and maturity of such indebtedness, and if incurred within the past year, disclose the uses to which the proceeds of such indebtedness were put. Refer to Item 4 of Form F-1 and Item 3.C.4 of Form 20-F.

6.   We note your disclosure that $1,534,601 (US$1,229,945) of net proceeds will be used to fund cash acquisition costs for properties previously acquired. Please revise your registration statement to clarify and describe these acquisitions. Refer to Item 3.C of Form 20-F.

Our Claims History, page 54

7.   We note that you have identified two or more material properties though have not provided all the summary and individual property disclosures prescribed by Items 1303 and 1304 of Regulation S-K.

        For example, the summary disclosure should include a map of all properties to comply with Item 1303(b)(1); while the individual property disclosure should include comparable details for each material property along with the location of the property, that is accurate to within one mile, using an easily recognizable coordinate system, the planned exploration program including timeframe and cost, and the total cost or book value of the property to comply with Item 1304(b).

        The summary disclosures should encompass all of your properties, including both material and non-material properties, and should appear in advance of and incremental to the individual property disclosures. The information required for the individual property disclosure are more extensive and detailed in comparison.

        Please revise your filing to include and differentiate between the summary and individual property disclosures to comply with the aforementioned guidance.

8.   We note that you have duplicative disclosures on pages 56 and 86, regarding exploration on the Zoro property, and duplicative disclosures on pages 65 and 101, regarding the Peg North mineral claims.

        When presenting the overview, you should include disclosures concerning mining properties that are material to an investor's understanding of your properties and mining operations in the aggregate. Such information should include reference to disclosures pertaining to your individually material properties, for which disclosures are provided elsewhere in the filing in response to Item 1304 of Regulation S-K (following the summary disclosure), rather than duplicate such disclosures.

        Please revise your filing to remove duplicate information related to the descriptions of your mineral properties, including those mentioned above and any similar instances of duplicative disclosures, to comply with Item 1303(b)(2)(iii) of Regulation S-K.

9.   Given the status of your operations, it appears that you should revise your property disclosures to identify each property as an exploration stage property, and to more clearly focus on geological information that is brief and relevant to the property, to comply with Item 1304(c) of Regulation S-K.

10.   Please revise your filing to provide disclosures regarding exploration activity on material properties based on the guidance set forth in Item 1304(g) of Regulation S-K.

Description of Share Capital, page 117

11.   We note your disclosure that there are 23 shareholders of record for your common shares. Please state the number and percentage of shares held by U.S. holders of record. Refer to Item 4 of Form F-1 and Item 7.A.2 of Form 20-F.

Financial Statements, page F-1

12.   It is our understanding that you have published unaudited financial statements as of and for the three months ended June 30, 2022, as well as Management's Discussion and Analysis for this interim period. Please include this updated financial information in your registration statement.

13.   Please disclose the date when the financial statements were authorized for issue and who gave that authorization as required by paragraph 17 of IAS 10.

Report of Independent Registered Public Accounting Firm, page F-2

14.   We note your disclosure on page F-37 regarding your prior year restatement. Please tell us how your auditor considered the guidance in paragraph 18(e) of PCAOB Auditing Standard 3101 in determining whether to add explanatory language to their report regarding the correction of the misstatement in previously issued financial statements.

Consolidated Statements of Financial Position , page F-5

15.   Please disclose the nature of the GST receivable and your expectations for collection.

Exhibits

16.   We note that you have not filed any material contracts. Please file all material contracts required by Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K. For example, please file the following agreements, or tell us why you do not believe they are required to be filed:

   • the option agreements for the Zoro, Jean Lake and Peg North properties;
   • the agreements for outstanding debt, including loans from related parties; and
   • warrant agreements for outstanding warrants and the representative warrants.

General

17.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

       You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering matters, you may contact John Coleman, Mining Engineer, at (202) 551-3610. Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Anthony Epps, Esq.